Document is copied.
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                    Commission File No.:

                           NOTIFICATION OF LATE FILING

Form NT 10-Q

For Period Ended March 31, 2001

PART I - REGISTRANT INFORMATION

COSMOZ INFRASTRUCTURE SOLUTIONS, INC.
----------------
Full Name of Registrant

COSMOZ.COM, INC.
---
Former Name of Registrant

199 CALIFORNIA DRIVE, SUITE 207
----------------------------------
Address of principal executive office (Street and Number)

MILLBRAE, CA 94030
-------------------
City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

The registrant's Form 10-Q cannot be filed within the prescribed time period without unreasonable effort or expense because the registrant's accountant is not yet in receipt of certain review responses and third-party confirmations. The reasons for the accountant's inability to complete and file the registrant's Form 10-Q in a timely manner are set forth by the accountant in the attached letter (See Exhibit). The Registrant anticipates receiving the required information and filing of its Form 10-QSB by the extended due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Dave Neville                  (650)                     652-3991
--------------------------------------------------------------------------------
           (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      COSMOZ INFRASTRUCTURE SOLUTIONS, INC.
                                ----------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2001               By: /s/ Wilfred Shaw
-----------------------          --------------------
                                         Wilfred Shaw
                                         Chief Executive Officer

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[EXHIBIT]



Mr. Wilfred Shaw
Cosmoz Infrastructure Solutions, Inc.
199 California Drive, Ste. 207
Millbrae, CA 94030



Re:      Cosmoz Infrastructure Solutions, Inc.

Dear Mr. Shaw:

Please be advised that we are not able to complete our review of your financial statements to permit you to complete and file your Form 10-QSB for the three months ended March 31, 2001 inasmuch as we are not yet in receipt of certain review responses and third-party confirmations. However, we anticipate that such information will be received shortly.

We understand that you will include this statement in the notification of Late filing under rule 12b-25 which you are filing with the Securities and Exchange Commission and we hereby consent to such inclusion.

Sincerely,

Berg & Company LLP


By: /s/ Michael C. Berg
-----------------------
        Michael C. Berg

San Francisco, CA
May 14, 2001

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